EXHIBIT 99.1

AMENDING AGREEMENT NO. 2

THIS AMENDING AGREEMENT NO. 2 is made as of the 8th day of February, 2024 (this “Amending Agreement”)

BETWEEN:

TRICON US TOPCO LLC, a Delaware limited liability company

(the “Parent”)

- and -

BCORE PREFERRED HOLDCO LLC, a Delaware limited liability company

(“BCORE”)

WHEREAS, Parent, BCORE and the other members of Tricon PIPE LLC (the “Company”) listed on Exhibit A hereto (collectively with Parent and BCORE, the “Members”) are parties to the amended and restated limited liability company agreement of Tricon PIPE LLC (the “Company”) dated September 3, 2020, as amended on November 8, 2021 (the “Company Agreement”), governing the membership in and management of the Company;

AND WHEREAS, on January 18, 2024, Tricon Residential Inc. (“Tricon”) entered into an arrangement agreement (the “Arrangement Agreement”) with Creedence Acquisition ULC (the “Purchaser”) pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding common shares of Tricon (“Tricon Common Shares”) by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Plan of Arrangement”) for US$11.25 per Tricon Common Share (the “Consideration”) in cash (the “Arrangement”);

AND WHEREAS, the Arrangement Agreement and the Plan of Arrangement contemplate that, if requested by the Purchaser, a distribution will be made to holders of Tricon Common Shares pursuant to the Arrangement (the “Return of Capital Distribution”) prior to the transfer of the Tricon Common Shares to the Purchaser pursuant to the Arrangement;

AND WHEREAS, the per Tricon Common Share amount of the Return of Capital Distribution would reduce the purchase price per Tricon Common Share (the “Common Share Acquisition Price”) paid by the Purchaser pursuant to the Arrangement on a dollar-for-dollar basis, such that the Common Share Acquisition Price plus the per share amount of the Return of Capital Distribution will equal the Consideration;

AND WHEREAS, the Arrangement Agreement requires that, conditional on the consummation of the Arrangement, the Company exercise the Change of Control Redemption Call Right (as defined in the Company Agreement) to redeem all, but not less than all, of the outstanding preferred units of the Company (“Preferred Units”) at the Change of Control Redemption Price (as defined in the Company Agreement);

AND WHEREAS, the Arrangement will, if consummated, constitute a (i) Capital Reorganization, (ii) Change of Control of Tricon, and (iii) Change of Control Call Event for purposes of and as defined in the Company Agreement;

AND WHEREAS, pursuant to Section 6.3 of the Company Agreement, the holders (“Holders”) of Preferred Units have various consent rights with respect to, among other things, amendments to the Company Agreement, which require the affirmative consent of Investor Members (as defined in the Company Agreement) representing at least a majority of the Preferred Units held by Investor Members;

AND WHEREAS, pursuant to Section 14.1 of the Company Agreement, subject to the consent rights of Holders, amendments to the Company Agreement shall be approved by the Parent, as the holder of Voting Units representing at least a Majority Interest (each as defined in the Company Agreement);

AND WHEREAS, in accordance with Section 6.3 and Section 14.1 of the Company Agreement, the Parent, representing at least a Majority Interest of the Voting Units, and BCORE, representing at least a majority of the Preferred Units held by Investor Members, wish to consent to the amendments of the Company Agreement as set forth herein to contemplate certain matters relating to the Arrangement;

AND WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Company Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	The parties hereby agree to amend the Company Agreement as follows:
a.	In Section 6.1 of the Company Agreement, to add the following definitions in the appropriate alphabetical order:

“Arrangement Agreement” shall mean the arrangement agreement dated as of January 18, 2024 between Creedence Acquisition ULC and Tricon (including the schedules thereto) as it may be amended, modified, supplemented or restated from time to time in accordance with its terms.

“Plan of Arrangement” shall mean the plan of arrangement, substantially in the form of Schedule C attached to the Arrangement Agreement, subject to any amendments or variations thereto made in accordance with or as contemplated by the Arrangement Agreement and such plan.

b.	In Section 6.2 of the Company Agreement, to add a new Subsection 6.2(h) that reads as follows:

(h)        Notwithstanding anything herein to the contrary, including in Section 6.2(e) and Section 6.2(f), if Tricon proceeds, through one or more series of transactions, to declare and pay the Return of Capital Distribution (as defined in the Plan of Arrangement) in accordance with the Arrangement Agreement and the Plan of Arrangement, such Return of Capital Distribution shall not constitute an Excess Dividend or a Special Dividend for purposes of this Agreement, and for the avoidance of doubt, the terms of Section 6.2(e) and Section 6.2(f) shall not apply in respect of the Return of Capital Distribution and the Holders shall have no entitlements in respect of the Return of Capital Distribution under this Agreement in their capacities as Holders of Preferred Units and the Holders irrevocably waive any rights to treat the Return of Capital Distribution as an Excess Dividend or Special Dividend. All Members shall be deemed to have accepted, acknowledged and agreed to the Return of Capital Distribution.

c.	In Subsection 6.2(e) of the Company Agreement, to add the following double underlined language:

(e)       Notwithstanding anything herein to the contrary and subject to Section 6.2(f), but except as provided for in Section 6.2(h), if, subsequent to the Issue Date, any Excess Dividend or Special Dividend is declared and paid on all or substantially all Tricon Common Shares, then the Company shall be required to pay, and Holders shall be entitled to receive, a cash payment equal to the amount of such Excess Dividend or Special Dividend, as applicable, per such number of Tricon Common Shares that such Holder would be entitled to receive if all of such Holder’s Preferred Units were exchanged for Tricon Common Shares hereunder immediately prior to the record date of such Excess Dividend or Special Dividend (without giving effect to the Exchange Cap). Such distributions shall be payable to the Holders as they appear on the Company’s unit register at the close of business on the applicable record date for the payment of such Excess Dividend or Special Dividend and shall be paid concurrently with the payment thereof to the holders of Tricon Common Shares. For the avoidance of doubt, any payment required to be made by the Company pursuant to this Section 6.2(e) shall be in addition to and not instead of the Cash Distribution required under Section 6.2(a).

d.	In Subsection 6.2(f) of the Company Agreement, to add the following double underlined language:

(f)       Notwithstanding anything herein to the contrary, but except as provided for in Section 6.2(h), if, subsequent to the Issue Date, (i) Tricon proposes to pay a dividend on Tricon Common Shares that would result in an Excess Dividend, or (ii) Tricon proposes to directly or indirectly (including through any of its Subsidiaries) sell, lease or otherwise transfer to a third party any assets and Tricon proposes to use the net proceeds of any such transaction to pay a special dividend or distribution, other than through a regular quarterly dividend (a “Special Dividend”), in either case to all or substantially all holders of Tricon Common Shares (excluding (x) any Spin-Out or (y) any dividend or distribution in connection with the Liquidation of Tricon, but subject to Section 6.4(b)), then in either such case Tricon or the Company shall give notice to the Holders, as such Holders’ names appear (as of the close of business on the Business Day immediately preceding the day on which notice is given) on the Company’s unit register at the address of such Holders shown therein, no later than ten (10) Business Days prior to the anticipated declaration date of such proposed dividend that would result in an Excess Dividend or Special Dividend, as applicable, and the Holders may elect, by providing the Requisite Holder Consent not later than two (2) Business Days prior to the proposed declaration date of the dividend that would result in an Excess Dividend or Special Dividend, as applicable (the “Dividend Redemption Election”), to require that up to the entire amount of such dividend that would result in an Excess Dividend or Special Dividend, as applicable (the “Specified Amount”), instead be used to redeem such whole number of Preferred Units (rounded down to the nearest whole Preferred Unit) of the Holders (pro rata in accordance with their respective Percentage Interests) as is equal to (i) the Specified Amount divided by (ii) the Special Dividend Redemption Price, at a price per Preferred Unit equal to the Special Dividend Redemption Price. If Holders, by Requisite Holder Consent, elect to make the Dividend Redemption Election, the Company shall pay the funds sufficient to redeem such number of Preferred Units calculated in accordance with the preceding sentence to the Holders pursuant to the wire instructions to be provided by such Holders on the redemption date (which shall be the payment date for the Excess Dividend or Special Dividend, as applicable, the “Special Dividend Redemption Date”) and Tricon will not declare or pay the portion of the intended dividend or distribution that would have resulted in the Excess Dividend or Special Dividend corresponding to such Dividend Redemption Election. If the Holders do not elect by Requisite Holder Consent to proceed with the Dividend Redemption Election, all Holders shall receive the cash payment they are otherwise entitled to receive pursuant to Section 6.2(e) hereof.

e.	In Section 6.7 of the Company Agreement, to add a new Subsection 6.7(f) that reads as follows:

(f)        Notwithstanding anything herein to the contrary, (i) the Arrangement (as defined in the Plan of Arrangement) involving Tricon, if consummated, shall constitute a (A) Capital Reorganization, (B) Change of Control of Tricon, and (C) Change of Control Call Event for purposes of this Agreement, and (ii) for purposes of determining the Change of Control Redemption Price under Section 6.7(b) solely in respect of the Arrangement, the Reference Property for purposes of determining the amount of cash a Holder of a Preferred Unit would receive had it exchanged its Preferred Units into the applicable number of Tricon Common Shares immediately prior to the Effective Date (as defined in the Plan of Arrangement) using the Exchange Rate applicable immediately prior to the Effective Date (as defined in the Plan of Arrangement) shall be equal to the Consideration (as defined in the Plan of Arrangement) per Tricon Common Share (and shall not, for the avoidance of doubt, be equal to the Common Share Acquisition Price (as defined in the Plan of Arrangement)).

2.	The execution of this Amending Agreement by BCORE, representing at least a majority of the Preferred Units held by Investor Members, shall be binding upon all other Holders in accordance with the terms of the Company Agreement, and each other Holder will be deemed to be and to have always been a party to this Amending Agreement effective on and as of the date hereof. All other Holders shall be third party beneficiaries to the agreements made hereunder and shall have the right to enforce such agreements directly to the extent they may deem such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder and under the Company Agreement.
3.	Except for the foregoing amendments, the parties acknowledge and confirm that the Company Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Amending Agreement and the Company Agreement shall be deemed to constitute the entire Company Agreement.
4.	In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Company Agreement, the provisions of this Amending Agreement shall prevail.
5.	This Amending Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Amending Agreement or the negotiation, execution or performance of this Amending Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.
6.	Each party hereto shall, from time to time and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the amendments to the Company Agreement contained in Section 1 of this Amending Agreement.
7.	This Amending Agreement may at any time be amended by mutual written agreement of the parties hereto and in accordance with the terms of the Company Agreement.
8.	This Amending Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.
9.	This Amending Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Amending Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

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IN WITNESS WHEREOF the parties have executed this Amending Agreement as of the date first written above.

TRICON US TOPCO LLC

Per:	/s/ David Veneziano
	Name:	David Veneziano
	Title:	Chief Legal Officer

BCORE PREFERRED HOLDCO LLC

Per:	/s/ Jacob Werner
	Name:	Jacob Werner
	Title:	Senior Managing Director

exhibit A

COMPANY MEMBERS

[redacted – confidential information]